Exhibit 99.1
INVITATION TO THE
22nd ANNUAL GENERAL MEETING OF SHAREHOLDERS
TUESDAY, May 19, 2009
SAP ARENA, MANNHEIM
THE BEST-RUN BUSINESSES RUN SAPTM

SAP AG®
of Walldorf, Germany
Securities Identification Number (Wertpapierkennnummer): 716 460
ISIN: DE 000 7 164 600
The shareholders in our Company are hereby invited to attend the twenty-second annual general meeting of shareholders at
SAP Arena,
Xaver-Fuhr-Str. 150,
68163 Mannheim, Germany,
on Tuesday, May 19, 2009, at 10:00 a.m.

CONTENTS

1.	Presentation of the adopted annual financial statements and the approved group financial statements, the management report and the group management report including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and 315 (4) of the German Commercial Code (Handelsgesetzbuch), and the Supervisory Board’s report for the fiscal year 2008	page	1

2.	Resolution on the appropriation of the retained earnings of the fiscal year 2008	page	1

3.	Resolution on the formal approval of the acts of the Executive Board in the fiscal year 2008	page	2

4.	Resolution on the formal approval of the acts of the Supervisory Board in the fiscal year 2008	page	2

5.	Appointment of the auditor of the financial statements and group financial statements for the fiscal year 2009	page	2

6.	Resolution on the authorization to acquire and use treasury shares pursuant to Section 71 (1) no. 8 of the German Stock Corporation Act (Aktiengesetz; AktG), with possible exclusion of the shareholders’ subscription rights and potential rights to offer shares	page	2

7.	Resolution on the amendment of Section 19 of the Articles of Incorporation to reflect the German Act Implementing the Shareholders’ Rights Directive (Gesetz zur Umsetzung der Aktionärsrechterichtlinie; ARUG)	page	7

Report of the Executive Board concerning Item 6 on the agenda		page	8

Further information concerning the general meeting of shareholders		page	15

AGENDA
1.	Presentation of the adopted annual financial statements and the approved group financial statements, the management report and the group management report including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and 315 (4) of the German Commercial Code and the Supervisory Board’s report for the fiscal year 2008

These documents and the Executive Board proposal for the appropriation of retained earnings have been published on the Internet at www.sap.com/agm.
2.	Resolution on the appropriation of the retained earnings of the fiscal year 2008

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The retained earnings for the fiscal year 2008, reported in the annual financial statements, in the amount of € 2,765,783,523.74 are to be appropriated as follows:

–	Payment of a dividend in the amount of € 0.50 per no-par value share carrying dividend rights	= € 593,801,725.00

–	and carry-forward of the remainder to new account	= € 2,171,981,798.74
The dividend amount and the remainder to be carried forward to new account set out in the above resolution proposal are based on a capital stock carrying dividend rights of € 1,187,603,450.00, divided into 1,187,603,450 no-par value shares, as at the date of preparation of the annual financial statements (March 10, 2009).

The number of shares carrying dividend rights may have changed by the time the resolution on the appropriation of retained earnings is passed. If this is the case, the resolution proposal will be adjusted accordingly and presented at the general meeting of shareholders, and an unchanged dividend of € 0.50 will be made per no-par value share. Such adjustment will be made as follows: Where the number of shares carrying dividend rights, and thus the total dividend amount, decreases, the amount to be carried forward to new account will be raised accordingly. Where the number of shares carrying dividend rights, and thus the total dividend amount, increases, the amount to be carried forward to new account will be reduced accordingly.

Payment of the dividend will be effected promptly after the general meeting of shareholders and is expected to take place on or after May 20, 2009.

3.	Resolution on the formal approval of the acts of the Executive Board in the fiscal year 2008

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board holding office in the fiscal year 2008 be formally approved for that period.
4.	Resolution on the formal approval of the acts of the Supervisory Board in the fiscal year 2008

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board holding office in the fiscal year 2008 be formally approved for that period.
5.	Appointment of the auditor of the financial statements and group financial statements for the fiscal year 2009

The Supervisory Board proposes that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, be appointed auditor of the financial statements and group financial statements for the fiscal year 2009.
6.	Resolution on the authorization to acquire and use treasury shares pursuant to Section 71 (1) no. 8 AktG, with possible exclusion of the shareholders’ subscription rights and potential rights to offer shares

By March 10, 2009 (date of preparation of the annual financial statements), the authorization granted by the general meeting of shareholders of June 3, 2008 regarding the acquisition of treasury shares had been exercised by way of the acquisition of 2,761,207 treasury shares. Following said acquisition, the Company, as at March 10, 2009, held 38,241,246 treasury shares. Since the authorization for acquisition granted on June 3, 2008 will expire on November 30, 2009, it is proposed that, to the extent not yet exercised, it be revoked and replaced by a new authorization.

The Executive Board and the Supervisory Board therefore propose that the following resolution be adopted:
a)	The authorization granted on June 3, 2008 concerning the acquisition of treasury shares, to the extent not yet exercised, is revoked once the following acquisition authorization takes effect:

b)	The Executive Board is authorized to acquire, on or before October 31, 2010, shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 120 million in aggregate, with the proviso that the shares purchased by virtue of this authorization, together with any other shares which were previously acquired and are still held by the Company or which are attributable to the Company pursuant to Section 71 d and Section 71 e AktG, at no time account for more than 10% of the Company’s capital stock. This authorization may be exercised in whole or in part. For the term of the authorization, the acquisition may be effected in partial tranches on different acquisition dates up to the maximum acquisition volume. The acquisition may also be effected by any dependent group company of SAP AG within the meaning of Section 17 AktG or by any third party on behalf of such dependent group company or SAP AG.

The acquisition is subject to compliance with the principle of equal treatment (Gleichbehandlungsgrundsatz) within the meaning of Section 53 a AktG and will be effected either on the stock exchange or by way of a public purchase offer to all shareholders, as the Executive Board deems fit. The acquisition must not serve the purpose of trading in treasury shares.
(aa)	In the event that the acquisition is effected on the stock exchange, the purchase price for the acquisition of one share (exclusive of any ancillary costs) must not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days preceding the date of acquisition, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system), by more than 10% or fall below said price by more than 20%.

(bb)	In the event that the acquisition is effected by way of a public purchase offer to all shareholders, neither the offering price per share nor the upper and lower limits of the range of purchase prices offered (in each case exclusive of any ancillary costs) may exceed the average stock exchange price of the share on the Frankfurt Stock Exchange in the period from the ninth to the fifth trading day prior to the launching of the public purchase offer, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the public purchase offer, by more than 20% or fall below said price by more than 20%. The volume of the purchase offer may be subject to an upper limit. If the total number of shares offered for sale exceeds this limit, acquisition may be performed according to the proportion of offered shares (proportion offered); moreover, orders pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment, and the number of shares may be rounded according to commercial principles, in order to avoid fractional shares. Any further right of the shareholders to offer shares is excluded in this instance.
c)	The Executive Board is authorized to resell on the stock exchange any treasury shares acquired by virtue of the above acquisition authorization in compliance with the principle of equal treatment within the meaning of Section 53 a AktG.

d)	The Executive Board is authorized to offer treasury shares acquired by virtue of the above acquisition authorization to the shareholders by way of an offer to all shareholders by maintaining the shareholders’ subscription rights and in compliance with the principle of equal treatment within the meaning of Section 53 a AktG.

e)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to sell treasury shares acquired by virtue of the above acquisition authorization other than on the stock exchange or by way of an offer for sale to all shareholders, provided that the shares are sold against payment in cash at a price which is not substantially below the average stock exchange price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system); the total scope of this authorization is limited to the lower of 10% of the Company’s capital stock existing at the time of adoption of the resolution by the general meeting of shareholders of May 19, 2009 or 10% of the Company’s capital stock existing at the time of the sale of the shares. The authorized volume is to be reduced by the pro rata amount of capital stock represented by shares or to which option and/or conversion rights or obligations under bonds relate that were issued or disposed of, with the exclusion of subscription rights, on or after May 19, 2009 as a result of Section 186 (3) sentence 4 AktG being applied directly, analogously or mutatis mutandis.

f)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to grant treasury shares acquired by virtue of the above acquisition authorization to third parties as consideration in connection with the acquisition of enterprises or any parts thereof or interests therein.

g)	The Executive Board is authorized to redeem treasury shares acquired by virtue of the above acquisition authorization without such redemption or the implementation thereof requiring a further resolution of the general meeting of shareholders. Said redemption will lead to a capital reduction. In derogation of the above, the Executive Board may resolve that the capital stock remain unaffected by such redemption and that the redemption of shares instead lead to an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG. In such event, the Executive Board is authorized to adjust the figure stated in the Articles of Incorporation.

h)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired by virtue of the above acquisition authorization for the purpose of servicing subscription rights issued under the SAP Stock Option Plan 2002 by virtue of the authorization of the general meeting of shareholders of May 3, 2002 and to transfer such shares to the respective holders of such rights in accordance with the terms and conditions determined in the resolution on Item 11 on the agenda of the general meeting of shareholders of

May 3, 2002. In this context, the pro rata amount of capital stock represented by the treasury shares transferred by virtue of said authorization, plus any treasury shares previously transferred by virtue of the authorization set out in subsection i) below, plus any shares issued on or after May 19, 2009 from contingent capital to service subscription rights within the meaning of Section 192 (2) no. 3 AktG must not exceed 10% of the capital stock existing at the time of adoption of the resolution by the general meeting of shareholders of May 19, 2009. Where such treasury shares are to be transferred to holders of subscription rights who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board.

The key features of the SAP Stock Option Plan 2002 are set out in the authorizing resolution adopted by the general meeting of shareholders of May 3, 2002, which is available for inspection at the commercial register of Mannheim as part of the notarial record of said general meeting of shareholders. The contents of the authorizing resolution on the establishment of the SAP Stock Option Plan 2002 are further set out in the invitation to the annual general meeting of shareholders of May 3, 2002, which was published in the German Federal Gazette (Bundesanzeiger) dated March 22, 2002.

i)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to also use treasury shares acquired by virtue of the above acquisition authorization for the purpose of servicing conversion rights under any convertible bonds or subscription rights under any stock options issued under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization of the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the general meeting of shareholders of May 3, 2001, and to transfer such treasury shares to the respective holders of the conversion or subscription rights in accordance with the terms and conditions determined in the above-mentioned resolutions passed by the general meeting of shareholders. In this context, the pro rata amount of capital stock represented by the treasury shares transferred by virtue of said authorization, plus any treasury shares previously transferred by virtue of the authorization set out in subsection h) above, plus any shares issued on or after May 19, 2009 from contingent capital to service subscription rights within the meaning of Section 192 (2) no. 3 AktG must not exceed 10% of the capital stock existing at the time of adoption of the resolution by the general meeting of shareholders of May 19, 2009. Where such treasury shares are to be transferred to holders of conversion and subscription rights who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board.

The key features of the SAP AG 2000 Long Term Incentive Plan are set out in the authorizing resolution adopted by the general meeting of shareholders of January 18, 2000 and the supplementing and adjusting resolutions adopted by the general meeting of shareholders of May 3, 2001, which are available for inspection at the commercial register of Mannheim as part of the notarial records of said general meetings of shareholders. The contents of the authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive

Plan are further set out in the invitation to the extraordinary general meeting of shareholders of January 18, 2000, which was published in the German Federal Gazette dated December 9, 1999, and the contents of the supplementing and adjusting resolutions are set out in the invitation to the annual general meeting of shareholders of May 3, 2001, which was published in the German Federal Gazette dated March 23, 2001.

j)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired by virtue of the above acquisition authorization for the purpose of servicing conversion and/or option rights under convertible or warrant-linked bonds issued by the Company by virtue of the authorizations granted by the resolutions relating to Item 11 on the agenda of the general meeting of shareholders of May 9, 2006, subsections a) and b), and to transfer them to the holders of such conversion and/or subscription rights in accordance with the relevant conditions defined in the aforementioned general meeting resolutions.

The key features of such convertible and/or warrant-linked bonds are set out in the authorizing resolutions of the general meeting of May 9, 2006, which are available for inspection at the commercial register of Mannheim as part of the notarial records of said general meeting of shareholders. The contents of these authorizing resolutions are further set out in the invitation to the annual general meeting of shareholders of May 9, 2006, which was published in the German Federal Gazette dated March 30, 2006.

k)	The shareholders’ subscription rights are excluded to the extent that the Executive Board sells the shares on the stock exchange in accordance with subsection c) or uses them for the purposes set out in subsections e), f), h), i) or j) above. The shareholders’ subscription rights are further excluded to the extent that the Supervisory Board transfers the shares pursuant to subsections h) or i) above to the holders of conversion and/or subscription rights who are members of SAP AG’s Executive Board. In addition, subject to the consent of the Supervisory Board, the Executive Board, in the event of a sale of treasury shares in connection with an offer for sale to the Company’s shareholders in accordance with subsection d), may exclude the shareholders’ subscription rights in respect of fractional shares.

l)	The authorizations for using treasury shares set out above may be exercised once or several times, in whole or in part and in respect of a specific portion of acquired treasury shares. The authorizations of June 3, 2008 for use of acquired treasury shares remain unaffected by the cancellation pursuant to subsection a) of the acquisition authorization resolved by the general meeting of shareholders of June 3, 2008.

7.	Resolution on the amendment of Section 19 of the Articles of Incorporation to reflect the German Act Implementing the Shareholders’ Rights Directive (Gesetz zur Umsetzung der Aktionärsrechterichtlinie; ARUG)

The draft Act Implementing the Shareholders’ Rights Directive submitted by the German Federal Government in November 2008 inter alia provides for an amendment of the statutory provisions governing the form of proxy authorization. To reflect this proposed amendment, which is expected to apply to general meetings of shareholders convened after October 31, 2009, it is intended at this stage to adopt a resolution on an amendment of Section 19 (2) of the Articles of Incorporation. The key objective is to be able to offer shareholders, for the 2010 annual general meeting, the option (as in the past) to appoint and instruct proxies of the Company via an Internet dialogue provided by the Company for this purpose, in a manner that cannot be legally contested, on the basis of legislation as amended at such time.

The Executive Board and the Supervisory Board therefore propose that the following resolution be adopted:

Section 19 (2) of the Articles of Incorporation is restated as follows:

“Voting rights may be exercised by proxy. The authorization of a proxy designated by the Company may also be granted and revoked via a password-protected Internet dialogue provided by the Company. In all other respects, the form in which an authorization is granted and revoked and in which it is to be evidenced to the Company shall be as permitted by law.”
***

Report of the Executive Board concerning Item 6 on the agenda
Under Item 6 on the agenda of the general meeting of shareholders of May 19, 2009, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company and to either resell or redeem such shares without requiring a further resolution of the general meeting of shareholders. Pursuant to Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders’ subscription rights in connection with the sale of treasury shares as well as the exclusion of a potential right to offer shares in connection with the acquisition of treasury shares, which report, constituting an integral part of the present invitation, is also available to the shareholders for inspection at the general meeting of shareholders and, as of the day of the calling of the general meeting of shareholders, at the offices of the Company. The report may also be viewed on the Internet at www.sap.com/agm and will be sent to any shareholder upon request:
1.	Acquisition of treasury shares and exclusion of a potential right to offer shares

Under Item 6 on the agenda of the general meeting of shareholders of May 19, 2009, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company. Under such authorization, the Executive Board has the option to acquire, on or before October 31, 2010, shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 120 million in aggregate (i.e. 120 million shares, based on a pro rata amount of capital stock represented by one share of € 1.00). SAP AG’s dependent group companies within the meaning of Section 17 AktG or third parties acting for the account of SAP AG or its dependent group companies are also to be entitled to acquire treasury shares.

The repurchase may either be effected on the stock exchange or by way of a public purchase offer to all shareholders, as the Executive Board deems fit.

In the event that the acquisition is effected by way of a purchase offer to all shareholders, the principle of equal treatment, as in connection with the acquisition of shares on the stock exchange, is to be observed. Should the volume offered at the stipulated price exceed the number of shares requested by the Company, it should be possible, however, for the acquisition to be performed according to the percentage of shares offered for sale (proportion offered). Only where acquisition is performed on the basis of the proportion offered as opposed to the proportion held the acquisition process can be executed along economically sound lines. Moreover, it should be possible for orders pertaining to limited numbers of shares (up to one hundred offered shares per shareholder) to be given preferential treatment. This option serves to avoid small, generally uneconomic, residual amounts and any corresponding disadvantage for minor shareholders. It also serves to simplify the actual execution of the acquisition procedure. Provision should also be made for a rounding rule to be applied according to commercial principles in order to avoid fractional shares. Thus the acquisition ratio and/or the number of shares to be acquired from an individual shareholder exercising a right to offer may be rounded according to commercial principles in such a way as to ensure that only whole shares are acquired. The Executive Board and the Supervisory Board believe that the exclusion of any further right to offer shares is justified in view of the circumstances and reasonable from the shareholders’ perspective.

2.	Use of acquired treasury shares and exclusion of subscription rights pursuant to the resolution proposal under Item 6 on the agenda

Under the authorization proposed in Item 6 on the agenda of the general meeting of shareholders of May 19, 2009, the Executive Board is to be authorized to sell the shares acquired pursuant to such authorization on the stock exchange or, by maintaining the shareholders’ subscription rights, to offer the shares to the shareholders for acquisition in connection with a public offer for sale. Where the Executive Board sells treasury shares on the stock exchange, shareholders shall have no subscription rights. Under Section 71 (1) no. 8 sentence 4 AktG, however, a sale (or purchase) of treasury shares on the stock exchange is sufficient for the purposes of the principle of equal treatment within the meaning of Section 53a AktG.

It is furthermore proposed, however, that the Executive Board be authorized to redeem the acquired treasury shares without requiring a further resolution of the general meeting of shareholders. Such redemption will generally result in a capital reduction. It is proposed, however, that the Executive Board also be authorized to implement the redemption in accordance with Section 237 (3) no. 3 AktG without any changes to the capital stock. In such event, the redemption of shares is to lead to an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG.

The resolution proposal under Item 6 on the agenda of the general meeting of shareholders of May 19, 2009 furthermore provides for the exclusion of the shareholders’ subscription rights in the case of the use of the repurchased treasury shares in the following cases:
a)	Sale against cash payment at a price not substantially below the stock exchange price

It is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to sell acquired treasury shares which account for a portion of up to 10% of the Company’s capital stock in aggregate other than on the stock exchange or by way of an offer to sell addressed to all shareholders against payment in cash at a price which is not substantially below the stock exchange price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) (subsection e) of the resolution proposal). The shareholders’ subscription rights are to be excluded in respect of these shares. The statutory basis of this so-called simplified exclusion of the shareholders’ subscription rights is Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (3) sentence 4 AktG. A possible deduction from the relevant stock exchange price will presumably not exceed 3%, and in no event 5%, of the stock exchange price.

The option to exclude the shareholders’ subscription rights, as provided for in Section 186 (3) sentence 4 AktG, will enable the Company to quickly, flexibly and cost-effectively exploit opportunities arising as a result of prevailing stock exchange conditions. The sales proceeds that can be realized by way of fixing a price that is near market will as a rule result in a higher inflow of funds per share than in the case of a placement of shares with subscription rights, thus ensuring the highest possible inflow of equity. By avoiding the time-consuming and expensive handling of subscription rights, the Company will furthermore be able to meet its equity requirements quickly when market opportunities arise at short notice. It is true that Section 186 (2) sentence 2 AktG now allows the subscription price to be published three days prior to the expiration of the subscription period at the latest. In light of the volatility in the stock markets, however, this still involves a market risk, in particular a price change risk, for several days, which may lead to the deduction of safety margins in connection with the determination of the selling price and, therefore, to conditions which are not close to market. In addition, if the Company granted subscription rights, it would not be in a position to react to favorable market conditions at short notice due to the length of the subscription period.

In order to comply with the limit applicable to the simplified exclusion of the shareholders’ subscription rights provided for in Section 186 (3) sentence 4 AktG of 10% of the capital stock, the authorization to dispose of acquired treasury shares subject to the simplified exclusion of the shareholders’ subscription rights is limited to shares representing a pro rata amount of the Company’s capital stock of 10%. For the purpose of calculating the 10% threshold, the lower of the amount of the capital stock existing at the time of adoption of the resolution concerning the authorization by the general meeting of shareholders of May 19, 2009 or the amount of the capital stock existing at the time of the exercise of the authorization is to be relevant. The resolution proposal also provides for a deduction clause, pursuant to which the authorized volume will be reduced to the extent that other authorizations concerning the simplified exclusion of the shareholders’ subscription rights are exercised from the date of the general meeting of shareholders. This is to ensure that the 10% threshold stipulated in Section 186 (3) sentence 4 AktG is observed, taking into account all authorizations providing for the option to exclude subscription rights in accordance with Section 186 (3) sentence 4 AktG, whether applied directly, analogously or mutatis mutandis.

In light of the stated reasons, the proposed authorization to use treasury shares and the exclusion of subscription rights is in the interest of the Company and its shareholders. Since the selling price for treasury shares to be granted will have to be determined by reference to the stock exchange price and the scope of the authorization is limited, the interests of the shareholders are, in the opinion of the Executive Board, adequately protected. In addition, the shareholders intending to maintain their participation ratios have the option to acquire the required number of shares on the stock exchange. The portion of freely floating shares of the Company is approximately 68.41%. In the

2008 calendar year, the entire volume of trading in SAP shares on German exchanges amounted to more than 185% of the Company’s capital stock.

b)	Sale in the context of the acquisition of enterprises

It is further proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to transfer the acquired treasury shares to third parties as consideration in connection with the acquisition of any enterprises or any parts thereof or interests therein (subsection f) of the resolution proposal). In this context, it is proposed that the shareholders’ subscription rights be equally excluded.

SAP AG has to cope with international competition. The Company must always be in a position to act promptly and flexibly in the national and international markets in the interest of its shareholders. This also includes the option to acquire any enterprises or parts thereof or interests therein with a view to enhancing the Company’s competitive position. In individual cases, the best possible way of implementing this option, in the interest of the shareholders and the Company, may consist in acquiring an enterprise or any parts thereof or interest therein by way of granting shares in the acquiring company. Practical experience shows that the shareholders of companies that are attractive in terms of an acquisition frequently request the delivery of shares in the acquiring company as consideration for the respective sale. In order to be in a position to acquire such companies as well, SAP AG must have the option to grant treasury shares by way of consideration.

The ability to grant SAP shares in this context is already provided for by means of the Authorized Capital II and IIa facilities in Section 4 of the Articles of Incorporation. In addition to this, however, the Company should also be able in suitable cases to offer shares as consideration for an acquisition without being forced to perform a capital increase, which is even more time-consuming, especially due to the fact that such increase must be entered in the commercial register, and would entail higher administrative cost.

If shareholders’ subscription rights were to be maintained, the acquisition of enterprises or any parts thereof or interests therein in return for the granting of acquired treasury shares would thus be impossible, rendering the associated benefits for the Company and its shareholders unattainable. The Company is currently not contemplating any specific acquisition in respect of which it intends to avail itself of this option. Should any specific opportunities with regard to the acquisition of an enterprise or any parts thereof or interest therein open up, the Executive Board will carefully assess whether or not to exercise the authorization concerning the granting of treasury shares. The Executive Board will do so only if it arrives at the conclusion that the acquisition of the relevant enterprise, part thereof or interest therein against the granting of SAP shares is in the best interest of the Company. The same applies with regard to the consent of the Supervisory Board, which is required under the resolution proposal. The Executive Board will report on the details in connection with the exercise of the authorization to the general meeting of shareholders following any acquisition against the granting of SAP shares.

c)	Servicing of conversion and subscription rights under the SAP AG 2000 Long Term Incentive Plan and the SAP Stock Option Plan 2002

Furthermore, it is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board be authorized to use acquired treasury shares for the purpose of servicing conversion and subscription rights under the SAP AG 2000 Long Term Incentive Plan and subscription rights under the SAP Stock Option Plan 2002 and to transfer these shares to the entitled persons in accordance with the terms stipulated in the relevant resolutions of the general meeting of shareholders, excluding the shareholders’ subscription rights in this regard (subsections h) and i) of the resolution proposal). The transfer of treasury shares for the purpose of servicing these subscription rights instead of using the contingent capital will in particular contribute to preventing any dilutive effects which might otherwise occur. Hence, the exclusion of the shareholders’ subscription rights is also in the interest of the existing shareholders.

The authorizing resolution on the establishment of the SAP Stock Option Plan 2002 adopted by the general meeting of shareholders of May 3, 2002 is available for inspection at the commercial register of Mannheim as part of the notarial records of said general meeting of shareholders. They are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.com/agm. They will further be available for inspection at the general meeting of shareholders. A copy will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP Stock Option Plan 2002 are further set out in the invitation to the annual general meeting of shareholders of May 3, 2002, which was published in the German Federal Gazette dated March 22, 2002.

The authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan adopted by the general meeting of shareholders of January 18, 2000 as well as the supplementing and adjusting resolutions adopted by the general meeting of shareholders of May 3, 2001 are available for inspection at the commercial register of Mannheim as part of the notarial record of said general meetings of shareholders. They are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.com/agm. They will further be available for inspection at the general meeting of shareholders. Copies will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan are further set out in the invitation to the extraordinary general meeting of shareholders of January 18, 2000, which was published in the German Federal Gazette dated December 9, 1999, and the contents of the supplementing and adjusting resolutions are set out in the invitation to the annual general meeting of shareholders of May 3, 2001, which was published in the German Federal Gazette dated March 23, 2001.

d)	Servicing of conversion and/or option rights under convertible and/or warrant-linked bonds

It is also proposed that the Executive Board, subject to the consent of the Supervisory Board, be authorized to use treasury shares, with the exclusion of the shareholders’ subscription rights, for the purpose of servicing conversion and/or option rights under convertible and/or warrant-linked bonds issued by the Company under the authorizations granted under the resolutions relating to Item 11 on the agenda of the general meeting of shareholders of May 9, 2006, subsections a) and b), and to transfer such shares to the holders of the conversion and/or subscription rights in accordance with the relevant conditions defined in the aforementioned general meeting resolutions (subsection j) of the resolution proposal). Transferring treasury shares to fulfill such subscription rights instead of utilizing the contingent capital can in particular counteract the otherwise dilutive effect of such a transaction. The exclusion of subscription rights is thus also in the shareholders’ interests.

The authorizing resolutions adopted by the general meeting of shareholders of May 9, 2006 are available for inspection at the commercial register of Mannheim as part of the notarial record of said general meeting of shareholders. They are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap. com/agm. They will further be available for inspection at the general meeting of shareholders. Copies will be sent to shareholders upon request without delay and free of charge. Moreover, the content of such authorizing resolutions is taken from the invitation to the general meeting of shareholders of May 9, 2006, which was published in the electronic version of the German Federal Gazette on March 30, 2006.
3.	Authorization to exclude subscription rights in respect of fractional shares

Finally, it is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in respect of fractional shares in the event of a sale of treasury shares by way of an offer for sale to all of the Company’s shareholders (subsection k) of the resolution proposal). The exclusion of the shareholders’ subscription rights in respect of fractional shares is required in order to ensure a technically feasible subscription ratio. The fractions of shares excluded from the shareholders’ subscription rights will be realized either by sale on the stock exchange or in any other manner so as to best further the Company’s interests. The potential dilutive effect is low due to the limitation to fractional shares.

4.	Final statement

Having considered all of the above circumstances, the Executive Board, together with the Supervisory Board and for the stated reasons, considers the exclusion of the shareholders’ subscription rights in the specified cases to be justified in view of the circumstances and reasonable for the shareholders, even when a potential dilutive effect is taken into account.

***

Attendance at the general meeting of shareholders
Shareholders are entitled to attend the general meeting of shareholders and to exercise their voting rights only if they register their attendance and furnish evidence of their shareholding to the Company prior to the general meeting of shareholders. The attendance registration must be in German or English and must be received by the Company in text form. The evidence of shareholding must be submitted in the form of evidence prepared by a depositary institution in German or English. The evidence by the depositary institution must relate to the beginning of April 28, 2009 (0:00 hrs. Central European Summer Time — CEST). The attendance registration as well as the evidence of shareholding must be received by the Company by no later than May 12, 2009 at the address below:
SAP AG
c/o Commerzbank AG
ZTB M 3.2.4 General Meetings/Proxy Voting
D-60261 Frankfurt/Main
or by fax to: +49(0)69 136 26351
or by e-mail to: ztbs-hv-eintrittskarten@commerzbank.com
Following receipt of the attendance registration and evidence of their shareholdings by the Company at the above mailing address, fax number or e-mail address, the shareholders will be issued with admission tickets serving as identification for attendance and for the exercise of their voting rights.
Voting by proxy
Shareholders may appoint a proxy, for example a bank or shareholders’ association, or another person of their choice, to exercise their voting rights at the general meeting of shareholders.
Where neither a credit institution nor a person or association equivalent to a credit institution under Section 135 (9) or Section 135 (12) in conjunction with Section 125 (5) AktG (with the latter in particular including shareholders’ associations) has been authorized to act as proxy, the authorization must be given in writing.
We offer our shareholders the option to be represented at the general meeting of shareholders by employees designated by the Company as proxies (Company proxies) bound by the shareholders’ instructions. The Company proxies will exercise their powers only to the extent that shareholders have previously instructed them to exercise their voting rights. The authorizations and instructions to the Company proxies must be given in writing.

Shareholders will receive further information regarding the exercise of voting rights by proxy and a form for issuing such authorizations or instructions together with the admission ticket to the general meeting of the shareholders, from their custodian bank.
Live transmission of the general meeting of shareholders on the Internet
All shareholders of SAP AG and the interested general public may follow the entire general meeting of shareholders on May 19, 2009 from 10:00 a.m. live on the Internet. Unrestricted online access to the live transmission will be possible via www.sap.com/ agm. The opening by the chairman as well as the speech by the Executive Board spokesman (Vorstandssprecher) will also be recorded and available after the general meeting of shareholders.
Shareholder motions and appointment proposals
Counter-motions regarding the proposals of the Executive Board and the Supervisory Board on any specific Item on the agenda as well as nominations for the appointment of the auditor should be addressed to:
SAP AG
Investor Relations
Dietmar-Hopp-Allee 16
D-69190 Walldorf
Germany
or by fax to: +49(0)6227/7-40805
or by e-mail to: investor@sap.com
We will publish any shareholder motions and appointment proposals which must be made available pursuant to Sections 126 and 127 AktG, including the name of the shareholder concerned, the relevant reasons and, if appropriate, a statement by the Executive Board/Supervisory Board on the Internet at
www.sap.com/agm
All motions and appointment proposals submitted by May 5, 2009, 24:00 hrs., will be considered. According to Section 127 sentence 2 AktG, appointment proposals need not be substantiated.

Publication of the invitation
The invitation is published in the electronic German Federal Gazette dated April 8, 2009.
Total number of shares and voting rights
On the date on which the general meeting of shareholders is called, the Company has a capital stock of € 1,225,844,696.00 in total, which is divided into 1,225,844,696 no-par value shares each representing one vote (information in accordance with Section 30b (1) no. 1 of the German Securities Trading Act (Wertpapierhandelsgesetz)).
Walldorf, April 2009
SAP AG
The Executive Board

SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
THE BEST-RUN BUSINESSES RUN SAPTM